Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-169626 November 12, 2010

U.S. SHAREHOLDERS:   The following article on Capital Gains Relief, which was published in The Wall Street Journal on September 30, 2010, may be of interest to you.  Each taxpayer’s tax situation may be unique.  Please review the details of the article with your professional tax advisor prior to taking action on this basis.

For New Tax Breaks, Act Fast

Law Offers Capital-Gains Relief, but Investors Gripe About Short Time Period

By EMILY MALTBY

The recently signed Small Business Jobs Act promises that investors who put money into small companies will get full relief from capital-gains taxes on any returns. But to get the break, investors have to act in the next three months.

That’s too short a time to identify and strike a deal with an up-and-coming business, say many angel investors and venture capitalists. “We don’t write checks from a back-of-a-napkin plan,” says angel investor Dave Berkus, managing partner at Kodiak Ventures LP and at Berkus Technology Ventures LLC, both in Arcadia, Calif. “It takes three to five months on average to sign the check.”

In signing the legislation Monday, President Barack Obama—who has long promised to eliminate capital- gains taxes on small-business investments—estimated the measure would drive “capital to as many as one million small firms across America.”

The 100% capital-gains tax break is an extension of relief for investors that has been in place since last year’s stimulus. The Recovery Act allowed investors to exclude 75% of their profits if they invested in eligible small businesses between mid-February 2009 and the end of this year. Before that, a 1993 law granted a 50% exclusion to investors who made risky investments in so-called C corporations (a common structure for high-growth start-ups) with less than $50 million in assets, a rule that’s still in place.

The capital-gains tax breaks also have never been applicable to investments in accounting, architecture or law firms, or hotels, restaurants and some other businesses.

Some tax experts say that the 100% exemption available until Jan. 1 could hasten investments by angels or venture capitalists that are on the fence, debating about whether to issue a round of funding. In January, the tax break drops back to 50%.

“This might be enough for one to think there is potential for reward against the risk,” says Martin Tanenbaum, tax partner at Habif, Arogeti & Wynne LLP in Atlanta. “But we typically don’t advise clients strictly doing something just for tax reasons. The economics have to be there.”

Investors don’t seem to have jumped at the 75% capital-gains exemption that’s been in place since the stimulus. Angel investments totaled $17.6 billion in 2009, which was a decrease of 8.3% over 2008, according to the Center for Venture Research at the University of New Hampshire. Likewise, venture- capital investments were $18 billion in 2009, a 35% drop from 2008, according to data provided by MoneyTree, PricewaterhouseCoopers and the National Venture Capital Association.

Investment firms and their advocacy groups have long pushed for front-end tax breaks, arguing they should be rewarded at the time of investment for taking the risk on a young company. Investors can only take advantage of a capital-gains tax break years down the road, generally after a company is sold or goes public. And there’s a good chance the business could fail, yielding no capital gain.

Also, investors are wary of ever-evolving tax code. For example, investors who made investments under the Recovery Act provisions can exempt 75% of their profits. But they don’t know if the alternative minimum tax will kick in to offset that perk, nor do they know what the capital-gains tax rate will be for the remaining 25% of the profits. (In 1993, the capital-gains tax rate was 28%, and while it has fluctuated over the years— standing now at 15% and anticipated to go up to 20% in 2011—all capital gains pertaining to eligible small business stock have stayed at the same 28% tax rate.)

“What is more important to us is stability,” says Mark Heesen, president of the National Venture Capital Association in Arlington, Va. “You don’t want erratic tax policy. You need to know where you are five to six years down the road.”

Payson Peabody, a tax policy attorney at the law firm Dykema in Washington, who serves on an advisory council to the Angel Capital Association, says the latest provision offering 100% capital-gains relief provides some attractive features. For instance, this time the alternative minimum tax won’t kick in if investors take the exemption.

But because of the three-month window, “I don’t think this will change investors’ behavior significantly,” he says.